UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*

                          BANKERS CORP
                  COMMON STOCK $0.01 PAR VALUE
                           066120-10-6

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 066120-10-6          13G             Page 2 of 4 Pages

1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           BANKERS SAVINGS EMPLOYEE STOCK OWNERSHIP PLAN

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                          (a) [xx]
                          (b) [  ]

3     SEC USE ONLY



4     CITIZENSHIP OR PLACE OF ORGANIZATION
           A NEW JERSEY CHARTERED STOCK SAVINGS INSTITUTION'S
           EMPLOYEE BENEFIT PLAN ORGANIZED IN NEW JERSEY

NUMBER OF  5    SOLE VOTING POWER
                88,278 OR 0.7% BASED ON 12,378,184 SHARES
SHARES          OUTSTANDING

BENEFICIALLY    6         SHARED VOTING POWER
                          1,020,292 OR 8.2%
OWNED BY

EACH       7    SOLE DISPOSITIVE POWER
                1,108,570
REPORTING

PERSON     8    SHARED DISPOSITIVE POWER
                          -0-
WITH

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
           1,108,570


10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*



11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.0%


12    TYPE OF REPORTING PERSON*
           EP-IN

CUSIP No. 066120-10-6           13G             Page 3 of 4 Pages

Item 1(a): Name of Issuer:
                BANKERS CORP.

Item 1 (b):     Address of Issuer's Principal Executive offices:
                210 Smith Street
                Perth Amboy, New Jersey 08861

Item 2(a): Name of Person Filing:
                Bankers Savings Employee Stock Ownership Plan
                Trustee:
                          Bankers Savings
                          Board of Directors
                          210 Smith Street
                          Perth Amboy, NJ 08861

                Andrew P. Arbes      Joseph H. Harrigan
                James J. Elek        Michael J. McMahon
                Joseph P. Gemmell    Ralph Mendez
                George Gundrum

Item 2(b): Address of Principal Business Office:
                210 Smith Street
                Perth Amboy, NJ 08861

Item 2(c): Citizenship:
                New Jersey chartered stock savings institution's employee benefit plan organized in New Jersey.

                Individuals listed are citizens of the United
States.

Item 2(d): Title of Class of Securities:
                Common Stock par value $0.01 per share.

Item 2(e): CUSIP Number 066120-10-6

Item 3: The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4(a): Amount Beneficially Owned:
                Bankers Savings Employee Stock Ownership Plan may be deemed the beneficial owner of 1,108,570 shares of Issuer of which 1,020,292 shares are owned by numerous employees of Bankers Savings.

Item 4(b): Percent of Class:
                9.0%

CUSIP No. 066120-10-6           13G             Page 4 of 4 Pages

Item 4(c): Number of Shares as to which such person has:
                (I) sole power to vote or to direct the vote:
                          88,278
                (ii) shared power to vote or to direct the vote:
                          1,020,292
                (iii) sole power to dispose or to direct the
disposition of:
                          1,108,570
                (iv) shared power to dispose or to direct the disposition of:
                          -0-
Item 5:         Ownership of Five Percent or Less of a Class:
                Not applicable.
Item 6:         Ownership of More than Five Percent on Behalf of
                Another Person:
                Of the 1,108,570 shares as to which this
                schedule is filed, 1,020,292 shares are owned by numerous employees of Bankers Savings.
                Dividends are reinvested and allocated among the Participant's accounts.
Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                Not applicable.
Item 8: Identification and classification of Members of the Group:
                The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.
Item 9:         Notice of Dissolution of Group:
                Not applicable.
Item 10:        Certification:
      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
                            Signature
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 30, 1997
Signature: /s/ Joseph P. Gemmell
Name/Title:  Joseph P. Gemmell, Chairman, President & CEO